Sphere 3D Approves Business at
Annual and Special Meeting of Shareholders

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – May 28, 2014 – Sphere 3D Corporation (TSX VENTURE: ANY, OTCQX: SPIHF) (the “Company”), a virtualization technology solution provider, is pleased to announce that shareholders have approved all resolutions put forth at its Annual and Special Meeting of Shareholders held on Tuesday May 27, 2014.

The total number of shares represented by shareholders present in person and by proxy was 106 shareholders representing 13,765,902 common shares or 59.16% of the Company’s issued and outstanding Common Shares. Shareholders voted in excess of 98% in favour of all items of business, including the election of each of the following director nominees: Eric L. Kelly, Peter Ashkin, Mario Biasini, Glenn Bowman, Jason D. Meretsky and Peter Tassiopoulos, the appointment of Collins Barrow Toronto LLP as the Company’s auditors and the approval of the Second Amended and Restated Stock Option Plan.

All such business matters as more particularly described in the Information Circular dated April 25, 2014.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator™ management software for VDI. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com, or access the Company's public filings at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.